Exhibit 99.1

Yandex and Tinkoff Group Terminate Discussions

Moscow and Amsterdam, October 16, 2020 – Yandex N.V. (NASDAQ and MOEX: YNDX) (“Yandex,” “we” or the “Company”), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, refers to its discussions regarding a possible offer for TCS Group Holding PLC (“Tinkoff”), as previously announced by the Company on September 22, 2020. Yandex regrets to confirm that it has not been able to agree definitive transaction terms with the core shareholders of Tinkoff, and accordingly that the parties have mutually agreed to terminate discussions regarding a possible offer by Yandex for 100% of the share capital of Tinkoff.

We wish to express our appreciation for the efforts Tinkoff has made in pursuing our discussions, and our continued respect for the Tinkoff team. We wish them well for their future endeavors.

Yandex therefore confirms that it does not intend to make an offer for Tinkoff. Accordingly, the Panel has confirmed that Yandex is bound by the restrictions under Rule 2.8 of the Code for six months following the date of this announcement.

For the purposes of Rule 2.8 of the Code, Yandex, and any person acting in concert with Yandex, reserves the right: (a) to set aside the above statement that it does not intend to make an offer for Tinkoff and the restrictions in Rule 2.8 of the Code, and (b) to announce or participate in an offer or possible offer for Tinkoff and/or take any other action which would otherwise be restricted under Rule 2.8 of the Code, in any one or more of the following circumstances:

1.	with the agreement of the board of Tinkoff;

2.	following the announcement of a firm intention to make an offer for Tinkoff by or on behalf of a third party;

3.	if Tinkoff announces a proposal for a “whitewash” (as referred to in note 1 of the Notes on Dispensations from Rule 9 of the Code) or for a reverse takeover (as defined in the Code); or

4.	if there has been a material change of circumstances (as determined by the Panel on Takeovers and Mergers).

About Yandex

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-

class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has 32 offices worldwide, has been listed on the NASDAQ since 2011.

Contacts

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.com

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities whether pursuant to this announcement or otherwise.